

December 26, 2013

<u>Via E-mail</u>
G. Les Austin
Vice President and Chief Financial Officer
Cypress Energy Partners, L.P.
5727 S. Lewis Avenue, Suite 500
Tulsa, OK  74105

> **Re:  Cypress Energy Partners, L.P.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 17, 2013**
> **Response dated December 18, 2013**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed December 23, 2013**
> **File No. 333-192328**

Dear Mr. Austin:

We have reviewed your amended registration statements and letter dated December 18, 2013, and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Response dated December 18, 2013

Unaudited Pro Forma Condensed Combined Financial Statements, page F-3

1.   We note you have revised the structure of the transaction to now include the contribution of certain additional operations of TIR, and is no longer limited to TIR-US.  However, we note references to TIR-US or the US operations of TIR continue to remain throughout the filing, specifically in footnote 2(d), 2(f), 2(g) and footnote 5 to the pro forma financial statements.  Please revise your disclosure or tell us why the references to TIR-US, as opposed to the TIR entities, are appropriate.

2.  Pro Forma Adjustments and Assumptions, page F-9

2.      We note the summation of total pro forma parent equity, when including the related pro forma adjustments, does not equal zero.  It appears the $36 pro forma adjustment labeled (d) is not appropriately reflected as a debit to equity.  Please revise your pro forma adjustments as necessary.

3.      We note in footnotes (a) and (d) reference to pro forma adjustments to certain related-party receivables without corresponding amounts in the adjustments column. Please clarify your presentation to address retention and distribution of related-party receivables based on your disclosure.

4.      We understand the pro forma adjustments discussed in footnote (f) relate to the new credit facility, which will replace other currently outstanding debt balances; however the individual pro forma adjustment amounts included in the pro forma balance sheet have not been specifically addressed in the footnote.  For example, the basis for the two pro forma adjustments of ($57,514) and $57,514 to cash and how they relate to the $67.1 million new facility and repayments of $20,463 and $45,165 is not clear. Additionally, the footnote disclosure does not address the nature of pro forma adjustments of $83, $707 and $150. Please expand your footnote disclosure to clarify the nature of these amounts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Svitlana Sweat, Staff Accountant, at (202) 551-3326 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters.  Please contact Karina V. Dorin, Attorney-Advisor, at (202) 551-3763 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc:     Ryan J. Maierson